December 3, 2010

VIA EDGAR

United States Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561
Attn:	Kathleen Collins
Melissa Kindelan

Re:	VirnetX Holding Corporation
Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 31, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2009 Filed August 9, 2010
File No. 001-33852

Ladies and Gentlemen:

On behalf of VirnetX Holding Corporation (the “Company”), we hereby respond to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 26, 2010 in connection with the aforementioned filings by the Company.  For the Staff’s convenience, we have repeated the comments of the Staff in bold italics with the Company’s response thereto following immediately thereafter.

Form 10-K for the Fiscal Year ending December 31, 2009

Notes to Financial Statements

Note 8 — Warrants, page 55

1.           We note the company's analysis in response to our previous comment 2.  With regards to the Series I warrants, the disclosure on page 32 states that the exercise price is subject to anti-dilution protection that could reduce the exercise price to 100% of the closing price on September 2, 2009 if the company completes other financings while the Series I warrants are outstanding at a price per share less than the exercise price per share of the Series I warrants.  As the settlement appears to be affected by future equity offerings undertaken by the company, please tell us how you considered the occurrence of the sale of common stock by the company in determining whether the warrants are indexed to the company's own stock.  In your response specifically address your consideration of the guidance in Example 9 in ASC 815-40-55-33 and 55-34 and how you concluded that the occurrence of a sale of common stock by the company at market would be considered an input to the fair value of a fixed-for-fixed option on equity shares.

United States Securities and Exchange Commission
December 3, 2010

The Company respectfully notes the Staff’s comment.  On September 11, 2009, the Company closed a private placement transaction pursuant to which the Company sold shares of common stock and three series of warrants exercisable for shares of common stock.  In filings with the Commission, the Company refers to these warrants as the Series I, Series II and Series III warrants (collectively, the “Warrants”).   In evaluating the Warrants to determine the proper accounting, the Company considered the guidance of FASB ASC 815-40-55-33 and 55-34 as well as 815-40-25-1 and 815-40-35-2.

For the Staff’s convenience and as previously disclosed in the Company’s filings by the Commission, the following is a summary of the three forms of the Warrants:

Series I: The Series I Warrants give the investors in the transaction rights to purchase the same number of shares purchased in the transaction over a 5-year term at an exercise price equal to 125% of the price per share paid in the transaction, subject to anti-dilution protection that could reduce the exercise price.  In the event of subsequent equity sales, subsequent rights offering, and/or cash dividends, the exercise price may be reduced to the base share price, provided however, that in no event shall such exercise price be reduced to less than $3.17, and the number of Warrant shares issuable shall be increased such that the aggregate effect shall be equal to the Exercise Price prior to such adjustment. (The bold represents language that was not disclosed in the 10-K with emphasisadded.)

The following is a summary of our equity classification analysis performed regarding the Series I warrants:

The Company considered the guidance in ASC 815-40-15 (formerly EITF 00-19 and EITF 07-5).  The Company determined the Warrants were not considered indexed to the Company’s stock in accordance with ASC 815-40-55-33 and 55-34.   The Company’s analysis of the Series I are as follows:

United States Securities and Exchange Commission
December 3, 2010

Series I Warrants:

a.
Evaluate the Warrant’s contingent exercise provisions, if any:  The Company determined that the Warrants were not exercisable upon achieving a target in any observable market (other than the market for the issuer’s stock) or an observable index (for example, sales revenue, EBITDA, or total equity).

b.
Evaluate the Warrants’ settlement provisions:  The Company noted that all of the pricing adjustments are designed to maintain the initial position of the warrant holders, and as such, the manner in which these provisions would be settled (if triggered) remains indexed to the Company’s stock based on the provisions of ASC 815-40-15.

For example, in the case of a stock dividend distributed to current common stockholders, a specific warrant exercise price adjustment provision would apply and it would provide the warrant holders with additional warrants at the same ratio as provided to common stockholders.  Therefore, the settlement provision of the warrant exercise price adjustment is for the warrant holders to receive additional warrants to purchase common stock based on a fixed ratio. In the 3rd quarter of 2010, the Company paid a cash dividend to stockholders.  As such, pursuant to the Warrant agreement, the exercise price was adjusted to $3.53 from $3.93 and an additional 241,029 warrants were issued to maintain their current ownership position.  This type of settlement provision qualifies as one that is indexed to the Company’s stock based on it being a “fixed-for-fixed” option as described by ASC 815-40-15.

Similarly, the other potential adjustments to the exercise price of the warrants are also considered indexed to the Company’s stock based on the provisions of ASC 815-40-15.  As such, and given the classification of the warrants in stockholders’ equity, these contingent exercise price adjustments were not considered derivative instruments and the Company did not separate them from the warrants.

United States Securities and Exchange Commission
December 3, 2010

The Company performed an analysis to determine that the shares issuable upon exercise of the Warrants met the necessary requirements to receive equity accounting under FASB ASC 815-40-25-10.  In conducting the analysis, the Company met all of the following conditions that must be met for a contract to be classified as equity:

●
The Contract did not include any provision that could require net-cash settlements:  the contract would only allow the exercise price of the warrants to be reduced to the fair value of the newly issued shares or equity-linked shares and a proportional amount of warrants shares would be issued such that the aggregate effect shall maintain the intrinsic value of the Warrants prior to such adjustment.  For example, if the Company issued 1,000 warrants at an exercise price $3.93 (aggregate amount of $3,930) but had reduced its strike price to $3.50, it would issue an additional 123 warrants to its holders to maintain the aggregate intrinsic value of $3,930.  As such, the Company would only settle its contract by issuing additional warrants which required no net-cash settlements.

●	The Contract permits the Company to settle in unregistered shares. The Company has sufficient authorized and unissued shares to settle the maximum number of shares.

●
The Contract must contain an explicit limit on the number of shares to be delivered in a share settlement: based on the dilution adjustment formula, the maximum number of shares that the Company can deliver is 570,825.

●	There are no required cash payments to the counterparty should the Company fail to make timely filings with the Commission.

●
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (a “make-whole” provision”).

●	There are no provisions in the Contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

●	There is no requirement in the Contract to post collateral at any point or for any reason.

Based on the Company’s review of these requirements, the Company is satisfied the Warrants issued in connection with the September 2009 private placement transaction were properly accounted for as equity.

United States Securities and Exchange Commission
December 3, 2010

Form 10-Q for the Fiscal Quarter ending June 30, 2010

Notes to the Financial Statements

Note 11 — Litigation, page 10

2.           We have read your response to prior comment number 5 and it is unclear how you concluded that the Settlement and License Agreement with Microsoft has only one deliverable.  In this regard, we note from the settlement agreement, included as Exhibit 10.1 with the June 30, 2010 Form 10-Q, that payment is in full and complete settlement of all claims asserted against Microsoft as well as consideration of the licenses, releases, waivers and other covenants and rights in the agreement.  Please explain further and specifically address, at a minimum, why you believe that there is not a separate measurable and recognizable element related to the litigation settlement.  Consequently, unless you are able to develop a reasonable basis to allocate the proceeds to each element and support a pattern of recognition, recording any part of such settlements as revenue may not be appropriate.  Please provide us with a revised analysis of your accounting for the settlement that incorporates these concepts.

As previously communicated to the Staff, the Company originally did not consider the litigation settlements to be multiple-element arrangements. However, in light of the Staff’s comments, the Company has reevaluated the accounting for these settlements as described below to consider litigation settlement arrangements as multiple-element arrangements, and to determine if any material amounts classified as revenue should have instead been classified as other operating income. The Company believes that the below-described analysis is consistent with the provisions of EITF 00-21 (which the Company does not believe is directly applicable but does provide analogous guidance). Additionally, the Company believes that its analysis is consistent with the comments made by Mr. Eric West on December 10, 2007 at the 2007 AICPA National Conference on Current SEC and PCAOB topics.

Developments relating to accounting for litigation settlements are as follows (footnote references omitted):

During the jury trial in the Company’s litigation against Microsoft, the Company’s damages expert testified that the total estimated revenues owed by Microsoft for the past and future usage of the Company’s patented technology could have a net present value of as much as $942 million with an estimated $240 million in revenues for past usage and the remainder in ongoing royalty revenue for future use for the life of the patents.  After hearing the case, the jury found that Microsoft had willfully infringed the patents and awarded the Company a verdict of $105.75 million in lost revenues for past usage. In cases of willful infringement, the judge may increase the award up to three times the amount awarded by the jury.  In addition, the judge would typically also award the interest accrued and court costs incurred during the litigation. Had the Company continued with the lawsuit and received the final verdict, the Company would have been able to determine a reasonable allocation of the revenue.

Since litigation strategy was used to force Microsoft to the negotiation table, both parties agreed to a lower one-time payment of $200 million in exchange for a license for the Company’s patents. This allowed the Company to validate its patent portfolio and gain the first licensee for its patents. In return for taking a license, the Company agreed to drop all its infringement claims against Microsoft.

United States Securities and Exchange Commission
December 3, 2010

The Company then compared the estimate of the fair value of the technology license element to the total settlement amount of the arrangement to determine what, if any, residual amount remained to allocate to the litigation settlement element. In this instance the Company determined that there was no residual amount of the total settlement amount left to allocate to the litigation settlement element. Accordingly, the Company believes that its historical accounting, which allocated all of the consideration received to the license element and reported such amounts as revenue, is materially correct.

The Company has also evaluated the results of this analysis qualitatively and believes that the outcome of the analysis is consistent with its business strategy and operations. The Company views the licensing arrangements which resulted from the settlement of litigation initiated by it as the logical extension of the negotiation process. From the beginning of its business strategy, it desired to execute licensing agreements with those companies it identified as unauthorized users of its patented technologies. The Company’s decision to file lawsuits against unauthorized users was driven by its desire to negotiate a reasonable settlement and was only used as an instrument to pursue a successful negotiation and execution of a licensing arrangement. In the case of Microsoft, the use of litigation was primarily determined by how Microsoft chose to respond to the Company’s request to negotiate and execute a license for its technologies. The Company found that Microsoft, as a matter of policy, would not entertain any sort of discussion or negotiation without legal action first having been taken.

Additionally, the legal fees that the Company incurred in relation to the pursuit of the litigation and ultimate settlement were consistent with those incurred in connection with licensing arrangements arising from agreements successfully negotiated without litigation being involved. Accordingly, it seems reasonable to the Company that there would not be a material amount of consideration received from the counterparties that would be in contemplation of the reimbursement of “incremental” legal fees incurred in pursuing the litigation (and that would likely be classified as other income) – the attorneys presumably would have received comparable amounts of fees regardless of whether the technology license arrangements were executed as the result of successful negotiations not involving litigation or because litigation was initiated in an attempt to force the other party to come to terms with the Company.

In the analysis above, the Company obtained the amount of estimated revenues from publicly filed financial statements, research reports, consultants and other sources. During its discussions with companies, the Company would also compare its estimate of revenues to revenue amounts provided by such companies. The Company considered all of the revenue information that it was able to obtain and evaluated the amount that represented the best estimate of such revenues.

United States Securities and Exchange Commission
December 3, 2010

Based upon its analysis summarized above, the Company continues to believe that the amount of its license settlements classified and recorded as revenue is correct.

Disclosure

In prospective filings, the Company will include the revised revenue recognition policy which addresses the settlement amounts involving litigation as multiple elements. The Company has marked those disclosures that differ from its historical disclosures for ease of reference.

REVENUE RECOGNITION

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable.   The Company recognizes software revenue in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2,”and SOP 98-9, “Modification of SOP 97-2 With Respect to Certain Transactions,” Securities and Exchange Commission Staff Accounting Bulletin 104, “Revenue Recognition,” and Emerging Issues Task Force Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.”

Intellectual property licensing revenue is derived from the Company’s Patent Licensing Program, which has generated licensing revenues relating to the Company’s technologies embodied in its patents.  Intellectual property licensing does not include elements such as technical support, upgrade protection, bug fixes or other services and, accordingly, gross intellectual property licensing revenue is recognized at the time a license agreement has been executed and collection has been deemed probable.  Related costs are recorded as operating expenses.  The expenses on the intellectual property licensing business includes royalty payments and to contingent legal fees incurred on successfully achieving signed agreements, as well as legal fees incurred based upon legal counsel’s time. For settlement arrangements that involve litigation, the Company reviews such arrangements for both an intellectual property licensing element and a litigation element. For these multiple element arrangements, the Company allocates a portion of the total settlement amount to the intellectual property licensing element based upon the estimated fair value of the intellectual property licensing element using its historical sold-separately experience. Using the residual method, the Company will then allocate the remaining unallocated total settlement amount of the arrangement to litigation element which will be recorded as Other Income. Through November 30, 2010, no significant amounts have been allocated to the litigation element.

United States Securities and Exchange Commission
December 3, 2010

General

3.           We are continuing to review your application for confidential treatment and will process the amendment promptly.  We will provide further comments, if any, upon completion of such review.

We note the Staff’s comment regarding its confidential treatment request.

Should you have any questions or comments regarding the foregoing, please don’t hesitate to contact the undersigned at (650) 565-3606.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey Cannon

Jeffrey Cannon